Milo Health, Inc.



ANNUAL REPORT

212 Warren St

New York, NY 10282

(855) 633-7296

https://milorx.com

This Annual Report is dated April 5, 2024.

BUSINESS

Milo Health, Inc. ("Milo Health" or "Milo" or "Company") is a corporation organized under the laws of the state of Delaware that provides a digital prescription wallet. The Company's business model consists of helping patients save time and money while filling prescriptions focused on patients in the United States.

Our app and website are available to any patient in the United States. Our free digital prescription wallet offers a superior experience for managing prescription medication. We are pre-revenue and pre-profit, but we anticipate an opportunity for rapid growth as we expect that most prescriptions in the US will go through prescription wallets in the near future.

Milo Health, Inc. was initially organized as MedsByMe, Inc., a Delaware corporation on December 7, 2017. The corporate name was changed on April 13, 2021.

The Company has received U.S. patent 11,651,843, Systems and methods for prescription management, filed with the USPTO on September 3, 2020 and published May 13, 2023.

Previous Offerings

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $445,000.00
Number of Securities Sold: 98,814
Use of proceeds: Rebranding. Product completion.
Date: May 04, 2020
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

How long can the business operate without revenue:

Milo Health Inc has a substantial cash cushion based on revenue from participating in a Medicare demonstration project in 2023. As a result, Milo can operate for several years without further revenue.

Foreseeable major expenses based on projections:

The major expense will be marketing. At this point our marketing strategy is under review, and our marketing expenditures are zero while we continue this review.

Future operational challenges:

Refining and optimizing marketing campaigns.

Future challenges related to capital resources:

Future challenges related to capital resources are mainly related to marketing. We need to reach customers in order to obtain revenue, but marketing is rarely inexpensive. The quality of our marketing campaign is likely to determine the success of the enterprise. While we will do our best to optimize free publicity, we anticipate that allocating our resources for paid marketing will be our primary challenge.

Future milestones and events:

The key milestone that will significantly impact the company is when we anticipate a future dynamic where we reach a critical minimum mass of patients and prescribers who are using Milo. In that dynamic, we expect patients to start informing their multiple prescribers about Milo, and the prescribers to start informing their patients about Milo. When this occurs, we anticipate rapid growth that does not require spending on marketing.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $2,360,286.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The company has no debt as of December 31, 2023. Previous debts were satisfied in full in 2023.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ameer Youssef

Ameer Youssef's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer (CEO)
Dates of Service: June, 2019 - Present
Responsibilities: Management of company employees and contractors. No salary. Compensation to date has been with an option package to purchase 296,441 shares of Common Stock.

Name: Robert Siegel

Robert Siegel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President
Dates of Service: December, 2017 - Present
Responsibilities: Fundraising and strategy. Supervising product-market fit. No salary. Compensation has been in the form of 703,559 Common Stock shares.

Other business experience in the past three years:

Employer: Calvary Hospital, Inc.
Title: Medical Director
Dates of Service: July, 2019 - September, 2021
Responsibilities: Management of the medical staff of the hospital system.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Robert Siegel
Amount and nature of Beneficial ownership: 703,559
Percent of class: 53.0

Title of class: Preferred Stock
Stockholder Name: Robert Siegel
Amount and nature of Beneficial ownership: 9,881
Percent of class: 53.0

Title of class: Common Stock
Stockholder Name: Ameer Youssef
Amount and nature of Beneficial ownership: 296,441
Percent of class: 21.71

Title of class: Preferred Stock
Stockholder Name: Ameer Youssef
Amount and nature of Beneficial ownership: 8,234
Percent of class: 21.71

RELATED PARTY TRANSACTIONS

Name of Entity: Robert Max Siegel
Relationship to Company: Officer
Nature / amount of interest in the transaction: Purchase of 9,881.423 shares of preferred stock in March, 2020.
Material Terms: Purchase of 9,881.423 shares of preferred stock in March, 2020.

Name of Entity: Ameer Youssef
Relationship to Company: Officer
Nature / amount of interest in the transaction: Purchase of 8,234.160 shares of preferred stock in June 2017.
Material Terms: Purchase of 8,234.160 shares of preferred stock in June 2017.

Name of Entity: Robert Siegel
Relationship to Company: Officer
Nature / amount of interest in the transaction: On December 22, 2021, the company entered into a Promissory Note agreement with Robert Siegel in the amount of $600,000. This was repaid in full in 2023, and the outstanding balance is $0.
Material Terms: The Note bears an interest rate of 1% per annum and has no set maturity date.

Name of Entity: Robert Siegel
Relationship to Company: Officer
Nature / amount of interest in the transaction: On October 22, 2019, the company received $56,000 from its shareholder, Robert Siegel. This was repaid in full in 2023, and the outstanding balance is $0.
Material Terms: The loan bears no interest rate and has not set maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this note is in the amount of $56,000 and $56,000, respectively.

Name of Entity: Robert Siegel
Relationship to Company: Officer
Nature / amount of interest in the transaction: On June 6, 2017, the company received $23,581 from its shareholder, Robert Siegel. This was repaid in full in 2023, and the outstanding balance is $0.
Material Terms: The loan bears no interest rate and has no set maturity date. As of December 31, 2021, and December 31, 2020, the outstanding balance of this Note is in the amount of $23,581 and $23,581, respectively.

Name of Entity: Robert Siegel
Relationship to Company: Officer
Nature / amount of interest in the transaction: On February 4, 2022, the company entered a promissory note agreement with its shareholder, Robert Siegel. This was repaid in full in 2023, and the outstanding balance is $0.
Material Terms: The Note bears an interest rate of 1% per annum and has no set maturity date.

OUR SECURITIES

The company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 100,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,167,898 outstanding.

Voting Rights

Holders of common stock are entitled to one vote for each share of common stock held at all meetings of shareholders.

Material Rights

The total number of shares outstanding on a fully diluted basis, 1,365,522 shares, includes 1,167,898 shares of Common Stock and 197,624 shares of Preferred Stock.

Preferred Stock

The amount of security authorized is 400,000 with a total of 197,624 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of shareholders of the Corporation, each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by each holder are convertible as of the record date for determining stockholders entitled to vote on such a matter.

Material Rights

The total number of Preferred Stock outstanding on a fully diluted basis, 200,000 shares of Preferred Stock are designated "Series Seed Preferred Stock", and 200,000 shares of Preferred Stock are designated "Series Seed-2 Preferred Stock."

The total number of Preferred Stock outstanding includes 98,810 shares of Series Seed Preferred Stock and 98,814 of Series Seed-2 Preferred Stock.

Liquidation preference: In the event of a qualified liquidation event, the first $445,000 of assets are allocated to preferred stock shareholders pro rata. Right of first offer: If the Company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Investor.

* Please refer to the Company's Second Amended and Restated Certificate of Incorporation attached as Exhibit F for the entirety of the securities' other material rights.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for digital management of prescription medication in the United States. Our revenues are therefore dependent upon the market for digital prescription management. Minority Holder; Securities with No Voting Rights The shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company Milo Health, Inc was formed on 12/7/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Although Milo Health,

Inc has incurred a net profit, the profits mostly came from participating in a Medicare demonstration project that ended in 2023. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no ongoing revenue. If you are investing in this company, it's because you think that Milo's digital prescription wallet is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. We have a patent that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. We have one (and only one) patent. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This could cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Milo Health, Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Milo Health, Inc could harm our reputation and materially negatively impact our financial condition and business. Legal/Regulatory Risk Current rules and regulations regarding handling prescriptions and payment for medication in the United States create a milieu in which Milo's prescription wallet can function. However, changes in pharmacy rules or regulations could make Milo's service explicitly illegal to operate. More broadly, changes in the healthcare payment landscape (such as some "Medicare for All" proposals, among others) may make prescription drugs so broadly affordable that the product may not continue to be able to save significant money for most or all US consumers. Breach of Protected Health Information As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Milo Health, Inc or in its computer systems could Milo Health, Inc. requires handling protected health information (PHI) in order to operate. A breach of PHI may reduce the attractiveness of the platform and result in a loss of investors and customers interested in using our platform. Further, we rely on third-party providers to provide some of our services. Any cyber-attacks or other leaks of PHI either on Milo Health, Inc or our partners could harm our reputation and materially negatively impact our financial condition and business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 5, 2024.

Milo Health, Inc.

By   /s/ *Robert Siegel*

      Name: <u>Milo Health, Inc.</u>

      Title: President

Exhibit A

FINANCIAL STATEMENTS

I, Ameer Youssef, the Chief Executive Officer of Milo Health Inc., hereby certify that the financial statements of Milo Health Inc, and notes thereto for the periods ending December 31, 2023 and December 31, 2022, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _____ (Date of Execution).



_____ (Signature)

CEO
_____ (Title)

March 25, 2024
_____ (Date)

MILO HEALTH, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



Page

FINANCIAL STATEMENTS:



MILO HEALTH INC.
Balance Sheet
(Unaudited)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	2,360,286	$	24,434
Prepaids and Other Current Assets		31,452		-
Total Current Assets		**2,391,739**		**24,434**
Property and Equipment, net		3,200		-
Total Assets	$	**2,394,939**	$	**24,434**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	-		834
Current Portion of Loans and Notes		-		600,000
Accrued Interest		-		6,000
Shareholder Loan		-		127,622
Total Current Liabilities		**-**		**734,456**
Total Liabilities		**-**		**734,456**
STOCKHOLDERS EQUITY				
Common Stock		7		7
Series Seed Preferred Stock		1		1
Series Seed 2 Preferred Stock		1		1
Additional Paid in Capital		1,442,721		1,260,076
Retained Earnings/(Accumulated Deficit)		952,208		(1,970,108)
Total Stockholders' Equity		**2,394,939**		**(710,023)**
Total Liabilities and Stockholders' Equity	$	**2,394,939**	$	**24,434**

See accompanying notes to financial statements.

MILO HEALTH INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	10,418,877	$	4,343
Cost of Goods Sold		4,438,047		233
Gross profit		5,980,830		4,109
Operating expenses				
General and Administrative		2,614,070		467,703
Research and Development		-		-
Sales and Marketing		439,882		70,077
Total operating expenses		3,053,952		537,780
Operating Income/(Loss)		2,926,878		(533,671)
Interest Expense		11,500		6,000
Other Loss/(Income)		(6,939)		640
Income/(Loss) before provision for income taxes		2,922,316		(540,311)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	2,922,316	$	(540,311)

See accompanying notes to financial statements.

MILO HEALTH INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock | | Series Seed Preferred Stock | | Series Seed 2 Preferred Stock | | Additional Paid | Retained earnings/ | Total Shareholder |
	Shares	Amount	Shares	Amount	Shares	Amount	In Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2021	703,559	$ 7	98,810	$ 1	98,814	$ 1	$ 808,209	$ (1,429,797)	$ (621,580)
Share-Based Compensation							2,052		2,052
Capital Contribution							347,712		347,712
Proceeds from Issuance of Stock on Crowdfunding	14,800	0.1					102,104		102,104
Net income/(loss)								(540,311)	(540,311)
Balance—December 31, 2022	718,359	7	98,810	1	98,814	1	1,260,076	(1,970,108)	$ (710,023)
Share-Based Compensation							1,856		1,856
Capital Contribution							180,789		180,789
Net income/(loss)								2,922,316	2,922,316
Balance—December 31, 2023	718,359	$ 7	98,810	$ 1	98,814	$ 1	$ 1,442,721	$ 952,208	$ 2,394,939

See accompanying notes to financial statements.

MILO HEALTH INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	2,922,316	$	(540,311)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		1,856		2,052
Depreciation of Property and Equipment		800		
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		(31,452)		
Credit Card		(834)		834
Accrued Interest on Promissory Note		(6,000)		6,000
Net cash provided/(used) by operating activities		**2,886,685**		**(531,425)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(4,000)		-
Net cash provided/(used) in investing activities		**(4,000)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		180,789		347,712
Proceeds from Issuance of Stock on Crowdfunding		-		102,104
Repayment of Shareholder Loans		(127,622)		48,041
Repayment of Promissory Notes and Loans		(600,000)		-
Net cash provided/(used) by financing activities		**(546,833)**		**497,857**
Change in Cash		2,335,853		(33,568)
Cash—beginning of year		24,434		58,001
Cash—end of year	$	**2,360,286**	$	**24,434**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	6,000
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Milo Health Inc. was incorporated on May 1, 2017, in the state of Delaware under a name of MedsByMe Inc. On April 13, 2021, the Company changed the name to Milo Health Inc. The financial statements of Milo Health Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in New York, New York.

Milo Health is a digital prescription wallet service. Its app and website allows US consumers to manage their own e-prescriptions on their own smartphone or computer. Revenue comes from commissions obtained when users pay for their prescription through the Milo Health prescription discount card program. In 2023 Milo Health Inc. participated in Medicare's COVID-19 home test demonstration project. Milo Health Inc. realized revenue from this project.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents exceeded FDIC insured limits by $2,005,306 and $0, respectively.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Income Taxes

Milo Health Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenue from commissions obtained when users pay for their prescription through the Milo Health prescription discount card program or the Milo Health mail order pharmacy partner.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $439,882 and $70,077, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid expenses	31,452	-
Total Prepaids and Other Current Assets	$ 31,452	$ -

4.   PROPERTY AND EQUIPMENT

As of December 31, 2023 and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Equipment	$	4,000	$	-
Property and Equipment, at Cost		**4,000**		**-**
Accumulated depreciation		(800)		-
Property and Equipment, Net	$	**3,200**	$	**-**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023 and 2022 were in the amount of $800 and $0, respectively.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Shares with a par value of $0.00001. As of December 31, 2023, and December 31, 2022, 718,359 shares have been issued and are outstanding.

Series Seed Preferred Stock

The Company is authorized to issue 200,000 shares of series seed Preferred Shares with $0.00001 par value. As of December 31, 2023, and December 31, 2022, 98,810 shares of Series Seed 2 Preferred Shares have been issued and are outstanding.

Series Seed 2 Preferred Stock

The Company is authorized to issue 200,000 shares of series seed 2 Preferred Shares with $0.00001 par value. As of December 31, 2023 and December 31, 2022, 98,814 shares of Series Seed 2 Preferred Shares have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 396,063 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	3.95%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	438,063	$ 0.04	-
Granted	-		
Execised	-		
Expired/Cancelled	-		-
Outstanding at December 31, 2022	438,063	$ 0.04	6.56
Exercisable Options at December 31, 2022	438,063	$ 0.04	6.56
Granted	-	$ -	
Execised	-	$ -	
Expired/Cancelled	-	$ -	
Outstanding at December 31, 2023	438,063	$ 0.04	5.56
Exercisable Options at December 31, 2023	438,063	$ 0.04	5.56

Stock option expenses for the years ended December 31, 2023, and December 31, 2022, were $1,856 and $2,052, respectively.

MILO HEALTH INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

7.   DEBT

Owner Loans

In the past, the Company borrowed funds from shareholder Robert Siegel, which were completely repaid in 2023. The details of the loans are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023			For the Year Ended December 2022		
					Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Robert Siegel	$ 56,000	0.00%	10.22.2019	Paid off in full	$ -	$ -	$ -	$ 56,000		$ 56,000
Robert Siegel	$ 23,581	0.00%	06.06.2017	Paid off in full	-	-	-	23,581		23,581
Robert Siegel	$ 48,041	0.00%	Financial Year 2022	Paid off in full	-	-	-	48,041		48,041
Total					$ -	$ -	$ -	$ 127,622	$ -	$ 127,622

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus, the loan may be called at any time. The loan was classified as current.

8.   RELATED PARTY

On December 22, 2021, the Company entered into a Promissory Note agreement with Robert Siegel in the amount of $600,000. The Note bears an interest rate of 1% per annum and has no set maturity date. As of December 31, 2023 and December 31, 2022, the outstanding balance of this Note is $0 and $600,668.

On October 22, 2019, the Company received $56,000 from its shareholder, Robert Siegel. The loan bears no interest rate and has no set maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance of this note is in the amount of $0 and $56,000, respectively.

On June 6, 2017, the Company received $23,581 from its shareholder, Robert Siegel. The loan bears no interest rate and has no set maturity date. As of December 31, 2023, and December 31, 2022, the outstanding balance of this Note is in the amount of $0 and $23,581, respectively.

In 2022, the company received $48,041 from its shareholder, Robert Siegel. The loan bears no interest rate and has no set maturity date. As of December 31, 2022, the outstanding balance of the loan is $48,041.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 12, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Robert Siegel, Principal Executive Officer of Milo Health, Inc., hereby certify that the financial statements of Milo Health, Inc. included in this Report are true and complete in all material respects.

Robert Siegel

President